Exhibit 99.1

Press Release

Mega Matrix Inc. Signs MOU with 9Yards Cinema Production to Establish A $100m Investment Fund for Global Short Drama and Pan-Entertainment Sector

Singapore & Abu Dhabi, 21 November 2024: Mega Matrix Inc. (NYSE American: MPU) today announced the signing of a memorandum of understanding (“MOU”) with 9Yards Cinema Production (“9Yards Cinema Production”), a subsidiary of 9Yards Communications (“9Yards”), a fully integrated marketing and media agency headquartered in Abu Dhabi, UAE, to jointly establish an investment fund focused on the development of global short drama and pan-entertainment sector.

9Yards, part of NG9 Holding, is a 150-member agency and creative powerhouse, headquartered in the UAE capital, Abu Dhabi, and home to some of the world’s best creative talents in the fields of advertising, public relations, digital, events, and multimedia production. NG9 Holding is a diversified holding company with interests across multiple industry sectors, including tourism and hospitality, energy, real estate, AI, aviation, alternative investments, technology, and healthcare.

The MOU provides for a joint-venture for the purpose of establishing a USD100 million investment fund that aims to support acquisitions, capture global investment opportunities, and promote the development of the pan-entertainment sector, including short dramas production and distribution network worldwide.

The proposed joint venture will establish a wholly owned company to serve as the general partner to manage the investment fund, overseeing the execution and production of the fund’s investments, and ensuring the successful implementation and progress of the partnership.

“The signing of this MOU with 9Yards Cinema Productions is a significant milestone in our mission to expand globally and tap into the immense potential and talent in new global markets. Together, we aim to fuel the growth of the short drama and pan-entertainment sector, creating impactful content that resonates with audiences worldwide,” said Yucheng Hu, CEO of Mega Matrix Inc.

Commenting on today’s announcement, Group CEO of 9Yards, Hussam Almulhem, said: “This partnership with Mega Matrix Inc. represents a bold and transformative step for the MENA region’s entertainment industry, and is in line with the wider economic diversification efforts of the Emirate of Abu Dhabi. By combining our local expertise and creative excellence with Mega Matrix’s innovative vision, this US$100 million investment fund will pave the way for a new era of cinematic storytelling and pan-entertainment, both in the region and globally.”

This strategic collaboration between MPU and 9Yards marks a joint commitment to exploring new business opportunities and driving innovation and growth within the region’s burgeoning cinematic and film production sector. The joint venture will provide MPU with significant market insights and business growth potential, while enhancing its influence and competitiveness as well as representing a key step in its global expansion strategy.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through its subsidiary, Yuder Pte, Ltd. Mega Matrix Inc. is a Cayman Island corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

About 9Yards Cinema Production: 9Yards Cinema Production is a subsidiary of 9Yards Communications, a fully integrated media and marketing agency headquartered in Abu Dhabi, United Arab Emirates. Established in 2017, the agency has rapidly grown into a creative powerhouse, offering a wide array of services designed to elevate brands and foster meaningful connections with their audiences with a focus on multimedia production. For more information, please visit: https://9yardscomms.com.

ENDS

Press Release

Notes to Editor:

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements.

When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to execute the strategic cooperation with TopReels, ability to obtain additional financing in the future to fund capital expenditures; ability to establish the investment fund with 9Yards Communications under the memorandum of understanding; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors.

The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the “Risk Factors” in documents filed by the Company’s predecessor, Mega Matrix Corp., with the Securities and Exchange Commission, including the Company’s latest annual report on Form 10-K, as amended, and are based on information available to the Company on the date hereof.

In addition, such risks and uncertainties include the Company’s inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company’s assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

(X/Twitter)	x.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu facebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

SOURCE: Mega Matrix Inc.

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